

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2019

Rafael R. Lizardi
Chief Financial Officer
Texas Instruments Incorporated
12500 TI Boulevard
Dallas, TX 75243

      Re: Texas Instruments Incorporated
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 22, 2019
          File No. 001-03761

Dear Mr. Lizardi:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Electronics and Machinery